1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo, Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PepsiCo, Inc.
Vote Yes: Item #6 - Report on Supply Chain Pesticide Use

Annual Meeting: May 1, 2019

CONTACT: Christy Spees | cspees@asyousow.org

SUMMARY

Consumers are increasingly seeking out food products that they trust are healthy, natural, sustainably made, and safe to eat.1 As a result of this shift, concerns about synthetic pesticides used in the production of food have risen.2 Many consumers who trust PepsiCo’s Quaker Oats brand were alarmed to learn that their breakfast food, marketed as healthy for their families, contained residues of Glyphosate (a probable human carcinogen).3,4

Legal and regulatory institutions are also increasingly recognizing the problem of synthetic pesticide use. Jurisdictions all over the world have adopted policies to ban or restrict harmful pesticides that are still allowed in the U.S., including glyphosate.5 Last year, a jury verdict found that glyphosate-based Roundup caused one man’s terminal cancer, which has led to thousands of additional lawsuits against its manufacturer and processed food companies.6

Although PepsiCo states that it seeks “continuous improvement in agricultural practices to minimize chemical use and its potential impacts,”7 the company does not collect or report meaningful data to demonstrate the scope of its supply chain pesticide use or whether suppliers are making progress toward reducing use of pesticides. PepsiCo’s failure to adequately measure and reduce the use of pesticides in the company’s supply chains leaves the company vulnerable to reputational damage as well as legal and regulatory risks.

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1 https://foodinsight.org/2018-food-and-health-survey/

2 https://www.consumerreports.org/cro/health/natural-health/pesticides/index.htm

3 https://oehha.ca.gov/proposition-65/crnr/glyphosate-listed-effective-july-7-2017-known-state-california-cause-cancer

4 https://www.nytimes.com/2018/08/15/health/herbicide-glyphosate-cereal-oatmeal-children.html

5 https://www.baumhedlundlaw.com/toxic-tort-law/monsanto-roundup-lawsuit/where-is-glyphosate-banned/

6 https://www.npr.org/2018/08/10/637722786/jury-awards-terminally-ill-man-289-million-in-lawsuit-against-monsanto

7 https://www.pepsico.com/sustainability/pesticides

RESOLVED CLAUSE

Shareholders request that PepsiCo disclose, at reasonable expense and omitting proprietary information, quantitative metrics demonstrating measurable progress toward the reduction of synthetic chemical pesticide use in the Company’s supply chain.

SUPPORTING STATEMENT

We recommend the report include:

•	An assessment of the operational and reputational risks posed to the company by the current use of pesticides in its supply chain.

•	Metrics tracking the portion of supply chain crops treated with synthetic chemical pesticides.

•	Metrics demonstrating success in increasing the portion of supply chain crops grown with integrated pest management practices

RATIONALE FOR A YES VOTE

1)	PepsiCo’s failure to implement key supply chain pesticide management practices exposes the company to growing risk. In order to mitigate reputational, legal, and regulatory risks, PepsiCo must investigate the extent to which glyphosate and other harmful pesticides are present in its supply chain; then, it must provide data that assures investors that pesticides and the resulting harms are being reduced.

2)	PepsiCo does not provide shareholders with sufficient analysis and disclosure on managing its growing risk. The company has not assessed and/or disclosed the operational and reputational risks posed to the company by the current use of pesticides in its supply chain, nor has it established meaningful targets to measurably address this problem.

3)	PepsiCo compares poorly to peers on sustainable agriculture management and reporting. Other food companies are beginning to address the issue of pesticide use. Kellogg’s conducts a Grower Survey[8] that measures pesticide use, and other major food brands are phasing out use of the most concerning pesticides in their supply chains.

DISCUSSION

1)	PepsiCo’s failure to implement key pesticide management practices exposes the company to growing risk. PepsiCo’s failure to measure and reduce synthetic pesticide use in its agricultural supply chains raises growing reputational, legal, and regulatory risk.

Reputational: Scientists, media, and public interest groups have drawn significant attention in recent years to the myriad negative health and environmental impacts of the pervasive use of glyphosate and other pesticides.9,10,11 PepsiCo has suffered reputational damage when one of its most trusted brands – Quaker Oats, a brand marketed as a healthy choice for families and children – was identified publicly for containing residual glyphosate.12 News stories, blogs, and other social media ran with the news, while consumers’ trust in Quaker Oats and PepsiCo was diminished.

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8 http://crreport.kelloggcompany.com/ppm2#nurturing

9 https://www.nytimes.com/2018/08/15/health/herbicide-glyphosate-cereal-oatmeal-children.html

10 https://www.newsweek.com/antibiotic-resistance-occurs-100000-faster-herbicides-1168034

11 https://www.nrdc.org/sites/default/files/bees.pdf

12 https://www.ewg.org/childrenshealth/glyphosateincereal/

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Legal: Since August of 2018, when a court verdict found RoundUp (the most popular glyphosate-based weed-killer) responsible for one man’s terminal cancer, class action lawsuits have begun to target processed food companies (e.g. competitors General Mills and Kellogg) for failure to disclose that products may contain low levels of this chemical.13 Bayer now faces more than 9,000 lawsuits. PepsiCo is at risk of becoming a target of lawsuits.

Regulatory: Jurisdictions in 25 countries have adopted policies to ban or restrict glyphosate use or are considering such action, including local jurisdictions within the U.S.14 A group of predominant U.S. non-governmental organizations and food companies petitioned the Environmental Protection Agency to sharply reduce the federal allowable amount of residual glyphosate on oats and to explicitly prohibit the use of glyphosate as a pre-harvest drying agent.15 Scientists recently released another report on organophosphates, an entire class of commonly used agricultural pesticides, which found such strong evidence for harm they called for the chemicals to be outright banned.16

2)	PepsiCo does not provide shareholders with sufficient analysis and disclosure on managing its growing pesticide risk.

While PepsiCo addresses some elements of supplier agricultural practices in its Sustainable Farming Program, it does not currently provide any data regarding the use of synthetic pesticides in its crop supply chains. Furthermore, the company does not have any disclosed goals to assess or reduce synthetic pesticides by its suppliers or residual levels of pesticides in its products. PepsiCo does not appear to survey and does not report whether suppliers of oats for its Quaker brand products use glyphosate as a pre-harvest drying agent, a practice that tends to increase the presence of glyphosate in oats and thus would directly affect Quaker Oats products. Perhaps most alarmingly, PepsiCo has not taken the first step of disclosing a risk assessment to shareholders regarding the use of synthetic pesticides in its agricultural supply chains. This lack of data makes it difficult for shareholders to assess if and how well the company is managing the growing risks of pesticide use.

3)	PepsiCo compares poorly to peers on pesticide risk management and reporting.

Other large processed food companies have taken steps to assess the extent to which their supply chains rely on synthetic pesticides; others have gone further to reduce the use of pesticides.

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13 https://www.foodnavigator-usa.com/Article/2018/08/21/And-now-the-food-lawsuits-General-Mills-sued-over-glyphosate-residue-post-Monsanto-289m-verdict#

14 https://www.baumhedlundlaw.com/toxic-tort-law/monsanto-roundup-lawsuit/where-is-glyphosate-banned/

15 https://cdn3.ewg.org/sites/default/files/Glyphosate%20Petition%20Final%20.pdf?_ga=2.149341110.1808919085.1539882425-1374321464.1536083250

16 https://www.theguardian.com/environment/2018/oct/24/entire-pesticide-class-should-be-banned-for-effect-on-childrens-health

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a.	Kellogg’s surveys its suppliers regarding synthetic pesticide use through its Grower Survey tool.

b.	Unilever phased out WHO Class 1 pesticides for tea production and intends to phase out Class 2 pesticides by 2020.

c.	Sysco’s Integrated Pest Management Program reports on the quantity of pesticides avoided.

d.	Ben and Jerry’s ice cream brand has committed to prohibit pre-harvest glyphosate use in its entire supply chain by 2020.

e.	General Mills recently announced a project to promote regenerative agricultural practices which improve soil and can markedly decrease use of pesticides.

RESPONSE TO PEPSICO’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

PepsiCo’s Board of Directors (“the Board”) recommends a vote against the shareholder proposal on the basis that the company has disclosed adequate reporting about the use of pesticides in its supply chain. However, the company does not currently provide any quantitative reporting regarding pesticide use to investors or the public; rather, the company shares general statements and goals. This does not address the purpose of the proposal, which is a request for meaningful data showing that the company has thoroughly assessed the risks of pesticide use and is taking appropriate action to reduce such risks.

The company suggests that its reporting on the percentage of direct crop suppliers who currently participate in its Integrated Pesticide Management (IPM) program demonstrates a reduction of synthetic pesticides used in the company’s supply chains. However, this is not a true equivalency. IPM is a general term17 used to describe agricultural programs that weigh the economic, social, and environmental impacts of a variety of pest management methods. These programs vary widely in detail and practice, and do not necessarily result in pesticide reduction. While it is possible that an increase in IPM adoption results in reduced pesticide use, it not an outcome that can be assumed as inherent.

The company also argues that, in particular, there is no real need for the company to assess risks related to the use of glyphosate in its supply chains, noting that its safety has been extensively studied. However, while PepsiCo directly refers to the World Health Organization as one regulatory body which has “affirmed” the safety of glyphosate, in fact, the WHO’s International Agency for Research on Cancer has classified glyphosate as “probably carcinogenic to humans.” Likewise, the state of California has classified glyphosate as a known carcinogen.18 Recently, a scientific review found that exposure to glyphosate increases risk of some types of cancer by more than 40%.19 Clearly, the science regarding glyphosate is very controversial and its safety is unclear. Disregarding the potential toxicity of this chemical is a failure of the company to fully evaluate and address the risks related to its use.

CONCLUSION

This proposal asks the Company to begin providing quantitative metrics demonstrating progress toward reducing synthetic chemical pesticide use in the Company’s supply chain. Consumers are increasingly aware of the harms of pesticide use and increasingly prefer brands that offer sustainability, transparency, and safety in their product ingredients. PepsiCo has an opportunity to take leadership among its peers by providing greater transparency, and by taking greater precautions to protect public health and the environment. Proponents urge shareholders to vote “Yes” on this resolution, as it will bring forth crucial information about how PepsiCo is managing and mitigating risk from the use of synthetic pesticides in its agricultural supply chains.

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17 https://www2.ipm.ucanr.edu/What-is-IPM/

18 https://oehha.ca.gov/proposition-65/crnr/glyphosate-listed-effective-july-7-2017-known-state-california-cause-cancer

19 https://www.washington.edu/news/2019/02/13/uw-study-exposure-to-chemical-in-roundup-increases-risk-for-cancer/

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